UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2022
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information in this Report on Form 6-K, including the financial information, which supplements risk factors in Item 3D, “Risk Factors” included in the Annual Report on Form 20-F. Throughout this section, references to the “Company” refer to the Company and its subsidiaries as the context so requires.

This Report on Form 6-K contains forward-looking statements, which reflect management’s current view with respect to future events. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies and business operations, as well the commercialization and market acceptance of our commercial products. Our actual results could differ materially from management’s expectations because of changes both within and outside of our control. Due to such uncertainties and the risk factors set forth in this Report on Form 6-K and in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Annual Report on Form 20-F filed with the SEC on March 17, 2022, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks Related to Our Indebtedness

Our failure to satisfy financial covenants and/or repayment requirements under our term loan facility could harm our financial condition which could materially adversely affect our financial performance and business.

On September 13, 2022, we and RedHill US received a notice (the “Notice”) from HCR Collateral Management, LLC (“HCR”). The Notice asserts that certain events of default occurred as a result of alleged breaches by us of our representations and warranties and financial covenants under the Credit Agreement, dated as of February 23, 2020, and as amended from time to time (the “Credit Agreement”). As a result of the alleged events of default, the Notice provides that the outstanding obligations under the Credit Agreement now bear interest at the Default Rate (as defined in the Credit Agreement) and that the lenders may accelerate the obligations under the Credit Agreement. Under the term loan provided under the Credit Agreement, RedHill US previously borrowed $30 million to support our commercial operations and borrowed an additional $50 million to fund the acquisition of rights to Movantik® from AstraZeneca AB. The borrowings under the Credit Agreement are guaranteed by us and are secured by a first priority lien on substantially all of the current and future assets of RedHill US, all of our assets related in any material respect to Talicia®, and all of the equity interests of RedHill US.

Pursuant to the Notice and under the Credit Agreement, HCR may, among other things, declare that the unpaid principal amount of all of our outstanding term loans, all interest accrued and unpaid thereon, and all other amounts owing or payable under the Credit Agreement or other Loan Documents (as defined in the Credit Agreement) to be immediately due and payable. Such actions and others HCR may take could result in or constitute the acceleration of all our indebtedness under our Credit Agreement.

The Credit Agreement requires that we maintain a minimum liquidity amount of $16 million (the “Cash Collateral”) in a collateral account (the “Collateral Account”) owned by RedHill US but subject to HCR’s security interest. As a result of the alleged events of default set forth in the Notice, HCR delivered a notice of exclusive control to our bank with respect to the Collateral Account. HCR instructed the bank to transfer the Cash Collateral from the Collateral Account to an account of HCR held at another bank. HCR subsequently withdrew the notice of exclusive control and has acknowledged that the Cash Collateral subject to such transfer remains the property of RedHill US and is held as security for our obligations under the Credit Agreement. As a result, we are not currently able to access or otherwise use any of the Cash Collateral until such time as we resolve our dispute with HCR. The Credit Agreement also includes various cross-default provisions with respect to our other indebtedness or guarantees with an aggregate principal amount exceeding $5 million and with respect to swap contracts, under our articles of association and our agreements requiring payment of more than $1,000,000 in any year or other agreements, the breach, nonperformance or cancellation of which, or the failure of which to renew, could reasonably be expected to have a material adverse effect. If HCR accelerates the indebtedness under the terms of the Credit Agreement, we currently would not have sufficient funds to repay our existing debt. If we are unable to repay those amounts, HCR could proceed against the collateral granted to it to secure such indebtedness, which would have a material adverse effect on our reputation, business, financial condition or results of operations. Also see “—Risks Related to our Indebtedness – ‘We may not be able to sell our rights to Movantik at all, or on the terms favorable to us , and as a result, we may fail to repay our debt obligations under the Credit Agreement’ and ‘In the event we complete the potential sale of our rights to Movantik, our revenue, business’ size and scope, market share and opportunities in certain markets, or our ability to compete in certain markets and therapeutic categories will be reduced.’

There can be no assurance that we can resolve the matters addressed in the Notice with HCR or that we will be in compliance with all covenants in the future even if we can resolve the matters addressed in the Notice, or that HCR would waive any past, present or future violations of such covenants. Enforcement of any such non-compliance with debt covenants by us could have a material adverse effect on our business, results of operations and financial condition and could impact our ability to continue as a going concern.

We may not be able to sell our rights to Movantik at all, or on the terms favorable to us, and as a result, we may fail to repay our debt obligations under the Credit Agreement.

Although we are currently evaluating strategic alternatives to satisfy our outstanding obligations under the Credit Agreement through the potential sale or other disposition of our rights to Movantik, there can be no assurance that such potential sale will be completed at all, or on the terms favorable to us or sufficient to satisfy our outstanding obligations under the Credit Agreement. As such, we may not be able to repay our outstanding debt obligations under the Credit Agreement, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, regardless of any impact on our dispute with HCR, if we were unable to sell our rights to Movantik, public perception of such failure to sell Movantik may reduce the market prices of our securities.

In the event we complete the potential sale of our rights to Movantik, our revenue, business’ size and scope, market share and opportunities in certain markets, or our ability to compete in certain markets and therapeutic categories will be reduced.

In the event we consummate the potential sale of our rights to Movantik, our revenue generated from Movantik sales will be eliminated and our business size and scope, market share and opportunities in certain markets, or our ability to compete in certain markets and therapeutic categories will be substantially reduced. Our ability to realize any value from Movantik beyond its price in an asset sale would be permanently lost. In addition, efforts to sell our rights to Movantik have been, and we expect will continue to be, complex, time consuming and expensive, and we expect will divert management’s attention, have a negative impact on our customer relationships, cause us to incur costs associated with maintaining Movantik commercialization during the transaction process and also to incur costs of closing and transferring the asset to any buyer. If such transactions are not completed for any reason or are completed on terms unfavorable to us, the market price of the ADSs and our ordinary shares may be reduced as a result of any incorrect market assumption that such transaction would have occurred or would have been of more favorable terms, and a failure to complete such transactions could harm our reputation in the investment and commercial community and result in a decline in the market price of the ADSs. Additionally, if we were to sell our rights to Movantik, we would lose our primary revenue source and our ability to operate as a financially viable commercial business will be significantly more difficult. Our ability to replace Movantik with another commercial product, either internal or external, may not occur, and we may never achieve levels of revenue we have achieved through Movantik. We may additionally lose economies of scales in our commercial operations that we were able to benefit from by having Movantik as a core commercial product.

HCR has asserted its right to control the Cash Collateral, therefore, we may not use the Cash Collateral in the Collateral Account until such time as the dispute is resolved, and may never have access to Cash Collateral in the Collateral Account, which jeopardizes our ability to finance our day-to-day operations.

The Credit Agreement requires that we maintain the Cash Collateral in the Collateral Account owned by RedHill US but subject to HCR’s security interest. As a result of the alleged events of default set forth in the Notice, HCR delivered a notice of exclusive control to our bank with respect to the Collateral Account. HCR instructed the bank to transfer the Cash Collateral from the Collateral Account to an account of HCR held at another bank. HCR subsequently withdrew the notice of exclusive control and has acknowledged that the Cash Collateral subject to such transfer remains the property of RedHill US and is held as security for our obligations under the Credit Agreement. As a result, we are not currently able to access or otherwise use any of the Cash Collateral until such time as we resolve our dispute with HCR. In addition, we may never have access to the Cash Collateral. The delay in our ability to access the Cash Collateral and the possible lack of future access to the Cash Collateral jeopardizes our ability to finance our day-to-day operations.

Our financial statements have been prepared on a going concern basis and do not include adjustments that might be necessary if we are unable to continue as a going concern. Management has substantial doubt about our ability to continue as a going concern.

Our unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the first and second quarters of 2022, our cash used in operations was $16.6 million leaving a cash balance of $43.2 million, including $16.0 million of restricted cash under the Credit Agreement, for which HCR has exercised control rights and to which we do not currently have access, as of June 30, 2022. While complete financial information and operating data as of and for the quarter ended September 30, 2022 are not yet available, based on the information and data currently available, we expect our cash flow from operating activities for the three months ended September 30, 2022 was approximately $6.7 million, with an estimated cash balance of approximately $31.4 million, including $16.0 million of restricted cash, as of September 30, 2022. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. The unaudited condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

We may need to raise additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms we may need to cease operations. There are no assurances that we would be able to raise additional capital on terms favorable to us or at all. If we are unsuccessful in achieving sufficient commercial sales of our products or in raising sufficient capital, we will need to reduce activities and curtail or cease operations.

Risks Related to Our Business

We face risks associated with our lawsuit against Kukbo. Regardless of if we prevail in the lawsuit against Kukbo, we may not receive the payments due to us under certain of our license agreements.

On September 2, 2022, we filed a lawsuit against Kukbo Co. Ltd. (“Kukbo”) in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under the Subscription Agreement, dated October 25, 2021, in exchange for the ADSs we were to issue to Kukbo, and in delivering to us the further payment of $1.5 million due under the Exclusive License Agreement, dated March 14, 2022. Due to the uncertainties of litigation, we can give no assurance that we will prevail on our claim against Kukbo, or that we will be able to collect some or all of the damages awarded to us in the event of a favorable outcome. If we do not prevail in the lawsuit against Kukbo and receive the payments due to us under the Subscription Agreement and Exclusive License Agreement, we may not receive any of the $6.5 million owed to us. The lawsuit against Kukbo may additionally divert management’s attention and resources in preparing for litigation and defending our claim, result in disruptions to our business, and require us to pay legal fees and associated expenses, all of which could adversely affect our ability to conduct our business.

Risks Related to The ADSs

We have identified a material weakness in our internal controls over financial reporting and have filed restated financial statements for certain periods. If we experience additional material weaknesses or other significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls, including by failing to remediate this material weakness, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect the price of the ADSs and our ordinary shares.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. A material weakness in internal control over financial reporting was identified and relates to the calculation of allowance for deductions from revenues which resulted in net revenues and cost of revenues being overstated. As a result, on November 7, 2022, we have restated the financial statements for the quarter ended March 31, 2022. Such restatement may have the effect of eroding investor and commercial counterparty confidence us and our financial reporting and accounting practices and processes, and may negatively impact the trading price of the ADSs, which could have a material adverse effect on our business, financial condition and results of operations, and may make it more difficult for us to raise capital on acceptable terms, if at all, and to complete commercial transactions and maintain commercial relationships. The restatement of our financial statements and related material weakness in our internal control over financial reporting may also result in shareholder litigation. If we were to be named as a defendant in shareholder litigation, regardless of outcome, management’s attention would be diverted and we may incur substantial attorneys’ fees. If we were to fail to prevail in any such shareholder litigation, we may be exposed to significant amounts due. If other currently undetected material weaknesses in our internal controls exist, they could result in material misstatements in our financial statements requiring us to restate additional previously issued financial statements and result in all of the foregoing negative effects associated with the material weakness discussed above. In addition, material weaknesses and any resulting restatements, could cause investors to lose confidence in our reported financial reporting and accounting practices and processes, and may negatively impact the trading price of the ADSs and our ordinary shares.

While progress on remedial measures has been undertaken there can be no assurance that our efforts will be successful. We are currently implementing remedial measures, but the material weakness will not be considered remediated until the completion of the design and implementation of the longer-term remediation efforts and applicable remedial controls operate for several fiscal periods and management has concluded, through testing, that these controls have been operating effectively.

We cannot be certain that any remedial measures we are currently in the process of implementing, or our internal controls over financial reporting more generally, will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Our failure to implement our remediation plans referred to above, or to implement newly required or improved controls or to adapt our controls, or difficulties encountered in their operation, or difficulties in the assimilation of acquired businesses into our control system, could prevent us from meeting our financial reporting obligations or result in further restatements of previously disclosed financial statements.

If we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or to accurately report our financial performance on a timely basis. This, in turn, could cause a decline in the price of the ADSs, and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our failure to meet the continued listing requirements of the Nasdaq Global Market could result in a delisting of the ADSs.

The ADSs are listed on the Nasdaq Global Market. If we fail to satisfy the continued listing requirements of the Nasdaq Global Market, such as minimum bid price requirements, the Nasdaq Stock Market LLC (“Nasdaq”) may take steps to delist the ADSs. Such a delisting would have a negative effect on the price of the ADSs, impair the ability to sell or purchase the ADSs when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow the ADSs to become listed again, stabilize the market price or improve the liquidity of the ADSs, prevent the ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the Nasdaq Global Market’s listing requirements.

On October 12, 2022, we received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the closing bid price of the ADSs for the 30 consecutive business day period prior to October 12, 2022, we did not meet the minimum bid price of $1.00 per ADS required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5550(a)(2). The letter also indicated that we will be provided with a compliance period of 180 calendar days, or until April 10, 2023 (the “Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

In order to regain compliance with Nasdaq’s minimum bid price requirement, the ADSs must maintain a minimum closing bid price of $1.00 per ADS for at least ten consecutive business days during the Compliance Period. In the event we do not regain compliance by the end of the Compliance Period, we may be eligible for additional time to regain compliance. To qualify, we will be required to meet the continued listing requirement for the market value of our publicly held securities and all other initial listing standards of the Nasdaq Global Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split if necessary. If we meet these requirements, we may be granted an additional 180 calendar days to regain compliance. However, if it appears to Nasdaq that we will be unable to cure the deficiency, or if we are not otherwise eligible for the additional cure period, Nasdaq will provide notice that the ADSs will be subject to delisting. Nasdaq may, in its sole discretion, refuse to provide any extension to the Compliance Period and may initiate delisting proceedings at any time following the conclusion of the Compliance Period.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: November 10, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer